EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Immediate Report - Group’s Updated Forecast for 2018

Tel Aviv, Israel - February 24, 2019 - Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced that the forecast of the Group for 2018 (as published in section 1.6 of the chapter, Description of the Company’s Business in the 2017 Annual Periodic Report), has been updated as follows:

-	The net profit for shareholders is expected to be 15% lower than the net profit as published in the forecast, mainly as a result of one-off events and not as a result of a reduction in current business.

-	Free cash flow is expected to be 12% higher than the cash flow published in the forecast, mainly as a result of changes in working capital.

-	No material change is expected in EBITDA as compared with the forecast.

The updated forecast does not include the impact of items as detailed in the original forecast published, including provisions for early retirement (in respect of provisions for early retirement and its impact on the Company’s forecasted net profit for 2018, see the Company’s Immediate Report dated December 16, 2018).

In addition, the updated forecast does not include possible additional impairment of other assets of the Company, beyond the impairment included in the information above (including impairment of the value of subsidiaries as stated in the Company’s Immediate Reports dated December 16, 2018), matters for which the review has not yet been completed and for which final decisions have not yet been taken.

The updated forecast is based on information the Company currently holds and on unaudited, non-final data, and accordingly there may be changes until the publication date of the Company’s 2018 Annual Periodic Report. Similarly, the information included in this report is forward looking information as stipulated in the original, published forecast.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.